N E W S R E L E A S E

November 4, 2004	Trading Symbols:
News Release 04-17	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD’S COMMON SHARES TO COMMENCE TRADING ON THE TSX

Vancouver, B.C. — Silver Standard is pleased to announce that effective the commencement of trading this morning, the common shares of the company will be traded on the Toronto Stock Exchange under the trading symbol SSO.

Simultaneously, Silver Standard’s shares will be delisted from the TSX Venture Exchange. The company’s shares had traded continuously on the TSX Venture Exchange and its predecessors since January, 1947, making Silver Standard one of the longest continuously traded companies on that exchange and currently the largest by market capitalization on that exchange. Silver Standard’s shares also trade on the Nasdaq National Market under the symbol SSRI.

Silver Standard is a significant silver resource company with silver-dominant projects in Argentina, Mexico Chile, Peru, Australia, the United States and Canada. The company controls measured and indicated silver resources of 508.4 million ounces and inferred silver resources of 446.1 million ounces, making it one of the largest holders of in-ground silver resources of any publicly traded company.

With higher precious metals prices, a feasibility study is underway at the 50%-owned Manantial Espejo silver-gold property in southern Argentina, and updating of a feasibility study completed in 1999/2000 for the wholly-owned Pirquitas property is planned. Drilling of a third zone of silver mineralization is expected to commence in mid-November at Silver Standard’s wholly-owned Pitarrilla silver discovery in Mexico and at the Berenguela property under option in Peru.

At October 29, 2004, Silver Standard had 51.3 million shares issued, approximately $42.2 million (US$34.6 million) in cash, 1.95 million ounces of silver bullion valued at $17.1 million (US$14.0 million), marketable securities valued at $4.7 million (US$3.8 million) and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com